SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           DIXIE NATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities)

                                  25255551-10-3
                                  (CUSIP Number)

                                 G. Thomas Reed
                              107 Executive Center
                       Hilton Head, South Carolina 29928
                                 (803) 785-7850
        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                     4/2/96
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed wit the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25255551-10-3

         1) Names of Reporting Persons: S.S. or I.R.S. Identification No. of Above Persons:

         CONSTANCE LOUISE GAMBLE; ###-##-####

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a) [  ]
                           (b) [X]

         3) SEC Use Only

         4) Source of Funds (See Instructions)       PF

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6) Citizenship or Place of Organization      UNITED STATES

         Number of         (7) Sole Voting Power      2,065,000 shares
         Shares Bene-
         ficially          (8) Shared Voting Power
         Owned by
         Each Report-      (9) Sole Dispositive Power      2,065,000 shares
         ing Person
         With              (10) Shared Dispositive Power



         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   2,065,000 shares
                                  -----------------


         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         13) Percent of Class Represented by Amount in Row (11)

                                              15.8%
                                     ----------------------


         14) Type of Reporting Person (See Instructions)     IN

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $1.00 par value (the "Common Stock") of Dixie National Corporation ("Dixie"), a corporation organized and existing under the laws of the State of Mississippi, with its principal executive offices at 107 Executive Center, Hilton Head Island, South Carolina, 29928.

Item 2.  Identity and Background.

         Constance L. Gamble: Ms. Gamble, whose address is 200 Executive Way, Ponte Vedra Beach, Florida, 32082, is the Director of Marketing and Sales of Text Retrieval Systems, Inc. ("Text Retrieval"), a wholly-owned subsidiary of Dixie National Corporation. During the past five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Ms. Gamble in acquiring the 2,065,000 shares of Dixie comes from 890 shares of common stock of Text Retrieval, previously held by Ms. Gamble. Ms. Gamble's Text Retrieval shares were exchanged for the 2,065,000 shares of Common Stock of Dixie in a transaction whereby Dixie acquired all the common stock of Text Retrieval, in exchange for shares of Dixie Common Stock.

Item 4.  Purpose of Transaction.

         Ms. Gamble has acquired her shares of Dixie solely for investment purposes. Although Ms. Gamble has no present plans to immediately dispose of any Common Stock, she may, depending on the availability and price of the Common Stock, purchase or sell additional shares now owned or hereafter acquired of Common Stock either in the open market, or in private, negotiated transactions.

         Ms. Gamble has no present plan or porposal which relates to or would result in: (a) the acquisition by any person of additional securities of Dixie, or the disposition of securities of Dixie; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Dixie or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Dixie or any of its subsidiaries; (d) any change in the present Board of Directors or management of Dixie, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Dixie; (f) any other material change in Dixie's business or corporate structure, including but not limited to, any plans or proposals to make any changes in its investment policy; (g) changes in Dixie's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of Dixie to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Dixie becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of April 30, 1996, Ms. Gamble has direct beneficial ownership of 2,065,000 shares of Common Stock constituting approximately 15.8% of the Common Stock outstanding.

         (b) Ms. Gamble has the sole power to vote or direct the vote or to dispose of or direct the disposition of the Common Stock of which she is the beneficial owner.

         (c) Ms. Gamble acquired all 2,065,000 of her beneficially owned shares of Common Stock pursuant to the terms of the Option Agreement, on April 2, 1996. There have been no other transactions in Dixie's shares by Ms. Gamble within the last sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Dixie and Text Retrieval had previously entered into a lending agreement whereby Dixie provided Text Retrieval with a $750,000 loan, and in exchange Dixie acquired 35% of the outstanding common stock of Text Retrieval and received an option to acquire the remainder of the outstanding shares of common stock of Text Retrieval. Subsequent to that loan, Dixie agreed to provide Text Retrieval with accounts receivable financing in an amount not to exceed $500,000, in exchange for an additional 5% of the outstanding common stock of Text Retrieval, and other conditions, which are contained in the Amended and Restated Option Agreement (the "A&R Option Agreement"), entered into on February 26, 1996, among Dixie, Text Retrieval, and the stockholders of Text Retrieval (except Dixie, which already owned 35% of Text Retrieval). The A&R Option Agreement is attached as Exhibit 1 to this statement.

         The A&R Option Agreement provides that upon exercise of the option to acquire the remaining Text Retrieval stock, Dixie shall provide holders of Text Retrieval stock with 2,500,000 shares of Common Stock (the "Early Exercise Shares," as such term is defined in the A&R Option Agreement), which shall be distributed to the Text Retrieval stockholders depending on each stockholder's ownership percentage of Text Retrieval stock. All Early Exercise Shares shall bear a forfeiture legend. The Early Exercise Shares shall, depending upon subsequent calculation of a formula set forth in the A&R Option Agreement, constitute all or a portion of the Common Stock due in connection with the exercise of Dixie's option; however, the Early Exercise Shares received by each individual Text Retrieval stockholder are subject to forfeiture to the extent the number of such stockholder's Early Exercise Shares exceed a quotient obtained from certain formulas, as enumerated in the A&R Option Agreement, using criteria such as Text Retrieval's pre-tax income, various multipliers, and the value of Dixie's Common Stock over a six-month period.

         Upon calculation of the aforementioned quotient at a time determined under the A&R Option Agreement, either: (i) the Early Exercise Shares will be sufficient and no further shares of Common Stock shall change hands; (ii) some shares of the Early Exercise Shares shall promptly be tendered to Dixie, or
(iii) Dixie shall promptly tender to each Text Retrieval stockholder shares of Common Stock equal to the difference. Upon conclusion of the transaction referred to in this paragraph, full and complete tender of all Common Stock to stockholders of Text Retrieval shall be deemed to have occurred. Therefore, under the A&R Option Agreement, when the aforementioned quotient is determined, Ms. Gamble may be required to tender some of her shares of Common Stock back to Dixie; or she may receive more shares of Common Stock; or her holding of shares of Common Stock may remain the same. At all times, Ms. Gamble has the sole and exclusive right to vote her shares of Common Stock, and to receive any dividends and other distributions on her shares of Common Stock.

         Under the A&R Option Agreement, upon the exercise of Dixie's Option, all remaining Text Retrieval stock is to be transferred to an escrow agent, designated by Dixie and approved by Text Retrieval, and held in escrow pursuant to an escrow agreement. Dixie, Text Retrieval, the holders of common stock of Text Retrieval as of February 26, 1996 (except Dixie), and McGuire, Woods, Battle & Boothe, LLP ("McGuire, Woods"), as the escrow agent, entered into the Document Escrow Agreement (the "Escrow Agreement") on April 1, 1996. The remaining Text Retrieval Stock is to be held in escrow until such time as all of Dixie's Common Stock has been distributed to Text Retrieval stockholders pursuant to the A&R Option Agreement. While held in escrow, the Escrow Agreement provides, among other things, that the stockholders of Text Retrieval retain a security interest in the remaining Text Retrieval stock; and that Dixie has the full right, power and authority to vote the remaining Text Retrieval stock on any matters requiring approval of the stockholders of Text Retrieval. The Escrow Agreement is attached as Exhibit 2 to this statement.

         On April 2, 1996, Dixie exercised its option under the A&R Option Agreement, and the remaining shares of Text Retrieval stock were placed in escrow pursuant to the A&R Option Agreement and the Escrow Agreement.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: The A&R Option Agreement, dated February 26, 1996, by and between Dixie, Text Retrieval, and the holders of common stock of Text Retrieval.

         Exhibit 2: The Escrow Agreement, dated April 1, 1996, by and between Dixie, Text Retrieval, the holders of common stock of Text Retrieval as of February 26, 1996 (except Dixie), and McGuire, Woods.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


        /s/ Constance L. Gamble                 May 7, 1996
            Constance L. Gamble                 Date